CAPITALIZATION AND INDEBTEDNESS as at March 31, 2008

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at March 31, 2008 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

Capitalization
(Prepared in accordance with Canadian GAAP)

As at March 31, 2008
(unaudited)
$
Cash and cash equivalents	5,351,028
Restricted cash	827,552
Indebtedness
Current liabilities	1,863,961
Capital lease obligations	81,367
Future income taxes	577,763
Shareholders’ Equity
Capital stock	96,556,485
Additional paid-in capital	5,796,591
Accumulated other comprehensive income	561,137
Accumulated deficit	(88,187,922)
Total shareholders’ equity	14,726,291
Total capitalization	17,249,382

Capitalization
(Prepared in accordance with US GAAP)

As at March 31, 2008
(unaudited)
$
Cash and cash equivalents	5,351,028
Restricted cash	827,552
Indebtedness
Current liabilities	1,863,961
Capital lease obligations	81,367
Future income taxes	577,763
Shareholders’ Equity
Capital stock	113,326,055
Additional paid-in capital	6,834,281
Accumulated other comprehensive income	561,137
Accumulated deficit	(105,995,182)
Total shareholders’ equity	14,726,291
Total capitalization	17,249,382